UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of April 2009

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on April 16, 2009: Jacada Names Thomas H. Clear as Chief Executive Officer and Robert C. Aldworth as Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ TZVIA BROIDA
		Name:	Tzvia Broida
		Title:	Chief Financial Officer

Dated:	April 16, 2009

Jacada Names Thomas H. Clear as Chief Executive Officer and Robert C. Aldworth as Chief Financial Officer

ATLANTA--(BUSINESS WIRE)--April 16, 2009--Jacada Ltd. (Nasdaq: JCDA), a leading provider of unified desktop and process optimization solutions for customer service operations, today announced that its Chief Executive Officer, Paul O'Callaghan, has resigned and will leave Jacada effective April 20, 2009, citing personal reasons.

Mr. O’Callaghan will be succeeded by Thomas H. Clear, who will be appointed CEO of the company effective April 20, 2009. Mr. Clear brings more than 25 years of global experience in leading successful, multi-national and new business development initiatives, and delivering operational excellence and long-term value to customers. Most recently, Mr. Clear served as President and Chief Commercial Officer at Spinvox Inc., which was successfully launched in 2007 as the first provider of voicemail-to-text service for global carriers. Prior to that, from 1998 to 2006, Mr. Clear served as a General Manager at Amdocs (NYSE: DOX) where he focused on building license and services revenue from several strategic accounts in support of the company’s billing and customer relationship management lines of business. Mr. Clear’s prior background includes senior management positions at SBC and Convergys, as well as several other product development and business growth management positions.

“We are excited that Tom has agreed to join us,” said Gideon Hollander, chairman of the board of directors for Jacada. “Tom brings to Jacada vast experience, talent and skills in business leadership, and management of marketing, sales and operations. Such leadership experience will be quite valuable as we further develop our strategy and work to successfully execute within our business.”

“I am excited to be given the opportunity to join the Jacada team. Jacada is a leading company in its markets, and I look forward to building on the company's growth and delivering long term success,” said Tom Clear.

Separately, and unrelated to the departure of Mr. O’Callaghan, after nearly 14 years with Jacada, Tzvia Broida, the current CFO for Jacada, has decided to leave the company to spend more time with family. Bob Aldworth will become CFO for Jacada effective April 20, 2009. Bob previously served as the CFO for Jacada from 2001 to 2005. Since 2005, Bob held the position of SVP of Finance at Infor Global Solutions, a provider of enterprise applications software and services. Bob has extensive experience in finance, operations and investor relations.

Mr. Clear and Mr. Aldworth will both be located in the North American headquarters offices in Atlanta, Georgia.

“Bob had a very positive impact on Jacada during his prior tenure as CFO,” concluded Hollander. “I am confident that his skills will once again serve the company in our efforts to continue executing our strategic plan. His familiarity with the company and its operations will facilitate the transition. We are grateful to both Paul and Tzvia for their leadership and significant contributions to Jacada. Since joining our team they have each played an important role in our growth and they leave us well prepared for the future. We send our best wishes to them for their future endeavors.”

About Jacada

Jacada is a leading global provider of unified service desktop and process optimization solutions that simplify and automate customer service processes. By bridging disconnected systems into a single, intelligent desktop, Jacada solutions create greater operational efficiency and increase agent and customer satisfaction. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com.

Forward Looking Statement

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONTACT:
Jacada
Tzvia Broida, 972 9 9525927
Chief Financial Officer
Tzvia@jacada.com
or
For Jacada
Hayden IR
Peter Seltzberg, 212-946-2849 or 646-415-8972
peter@haydenir.com